Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest
Eagle Bancorp, Inc. - Registrant	Maryland
EagleBank	Maryland	100%
Eagle Insurance Services, LLC	Maryland	100%
Fidelity & Trust Mortgage, Inc.	Maryland	100%
Bethesda Leasing LLC	Maryland	100%
Landroval Municipal Financing, Inc.	Washington, D.C.	100%
Eagle Commercial Ventures, LLC	Maryland	100%